Exhibit (a)(6)(C)

EFiled: Feb 22 2005 5:12PM EST
Filing ID 5196326

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ROBERT KEMP, IRRA for the benefit of Robert	:
Kemp, on behalf of himself	:
and all others similarly situated,	:
:
Plaintiff,	:	C. A. No.
:
v.	:
:
EON LABS, INC., THOMAS STRÜNGMANN,	:
BERNHARD HAMPL, MARK. R.	:
PATTERSON, FRANK F. BEELITZ, DOUGLAS M.	:
KARP, and NOVARTIS AG
:
Defendants.	:

CLASS ACTION COMPLAINT

Plaintiff alleges upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge, as follows:

1.                                       Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his own behalf and as a class action on behalf of all persons, other than defendants and those in privity with defendants, who own the common stock of Eon Labs, Inc. (“Eon” or the “Company”).

2.                                       Plaintiff has been the owner of the common stock of Eon since prior to the transaction herein complained of and continuously to date.

3.                                       Eon is a corporation duly organized and existing under the laws of the Stale of Delaware 227-15 North Conduit Avenue, Laurelton, NY 11413. Eon is a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a range of prescription pharmaceutical products primarily in the United States. The Company focuses primarily on drugs in a broad range of solid oral dosage forms, utilizing both immediate and sustained release delivery, in tablet, multiple layer tablet, film-coated tablet and capsule forms. Eon Labs obtains new generic pharmaceutical products primarily through internal product development and from strategic licensing or co-development arrangements with Hexal AG, as well as with other complies. Eon is controlled by the Strungmann family who own approximately 68.1% of Eon’s common shares. The privately-held Hexal AG is wholly owned by the Strüngmanns, As of November 8, 2004, the Company had over 88 million shares of its common stock outstanding.

4.                                       Defendant Thomas Strüngmann, Ph.D. (“Strüngmann”) has served as the Company’s Chairman of the Board since September 1995. Strüngmann co-founded Hexal AG in 1986 and has served as its Co-Chief Executive Officer and Co-President since then.

5.                                       Defendant Bernhard Hampl, Ph.D. (“Hampl”) has served as the Company’s Chief Executive Officer since October 1995 and a Director since September 1995.  In January 1996, Hampl became the Company’s President, From May 1995 to October 1995, Hampl was employed by Hexal AG to evaluate the possibility of establishing a U.S. subsidiary.

6.                                       Defendant Mark R. Patterson (“Patterson”) has been a Director since October 2002.

7.                                       Defendant Frank F. Beelitz (“Beelitz”) has been a Director since February 2002.

8.                                       Defendant Douglas M. Karp (“Karp”) has been a Director since October 2002.

9.                                       The individual defendants constitute the Board of Directors of Eon and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said defendants owe the public shareholders of Eon the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.

10.                                 Defendant Novartis Corporation (“Novartis”), based in Basel, Switzerland, is a global pharmaceutical company.

CLASS ACTION ALLEGATIONS

11.                                 Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

12.                                 This action is properly maintainable as a class action.

13.                                 The class is so numerous that joinder of all members is impracticable. As of November 8, 2004, there were approximately 88 million shares of Eon common stock outstanding.

14.                                 There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Eon in violation of the laws of the State of Delaware in order to enrich Novartis at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

15.                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent of the class.

16.                                 The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

17.                                 Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

CLAIM FOR RELIEF

18.                                 On February 21, 2005, Novartis announced that it has agreed to pay $7.37 billion, in cash to buy 100% of Hexal AG of Germany and 68% of Eon Labs.  According to the release, Novartis will launch a tender offer to acquire for nearly $1 billion the remaining 31.9% of Eon that is publicly traded.

19.                                 Novartis will undertake a series of transactions to acquire Hexal AG and control of Eon Labs. Novartis will buy Hexal and the two thirds of Eon that it does not already own for approximately $7.3 billion. In addition, Novartis has entered into a definitive agreement with the Company by which Novartis will offer to acquire the remaining approximately 31.9 million fully diluted shares of Eon $31.00 per share in cash. The agreement, which has been unanimously approved by the Eon Labs Board of Directors and by a Special Committee consisting of directors not affiliated with the Strüngmanns, provides that an affiliate of Novartis will commence a tender offer and will, subject to legal requirements, purchase any and all shares tendered, but only iif the acquisition of the Strüngmann stake in Eon is consummated.

20.                                 Accordingly, pursuant to the agreement, Novartis will own approximately 67.1% of Eon’s outstanding common shares.

21.                                 The price of $31.00 per share to be paid to the class members is unfair and grossly inadequate consideration because, among other things: (a) the intrinsic value of the stock of Eon is materially in excess of $31.00 per share, giving due consideration to the possibilities of growth and profitability of Eon in light of its business, earnings and earnings power, present and future; (b) the $31.00 per share price is inadequate and offers an inadequate premium to the public stockholders of Eon; and (c) the $31.00 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Novartis to “cap” the market price of Eon stock, as part of a plan for defendants to obtain complete ownership of Eon assets and business at the lowest possible price.

22.                                 The proposed transaction serves no legitimate business purpose of Eon but rather is an attempt by defendants to enable Novartis to benefit unfairly from the transaction at the expense of Eon’s public shareholders. The proposed plan will, for grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Eon and its valuable assets, while permitting Novartis to reap huge benefits from the transaction.

23.                                 By reason of the foregoing acts, practices and course of conduct, Novartis has breached and will breach its duty as controlling stockholder of Eon by engaging in improper overreaching in attempting to carry out the proposed transaction on terms that are unfair to the Class.

24.                                 By reason of the foregoing, the individual defendants have violated their fiduciary duties to Eon and the remaining stockholders of Eon in the event that they fail to oppose the transaction on the terms presently proposed.

25.                                 Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

26.                                 Plaintiff and the other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

A.                                   declaring this action to be a class action and certifying plaintiff as a class representative;

B.                                     enjoining, preliminarily and permanently, Novartis’s offer for acquisition of the Eon stock owned by plaintiff and the other members of the class under the terms presently proposed;

C.                                     to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting, inter alia, rescissory damages;

D.                                    directing that defendants account to plaintiff and the other members of the class for all damages caused to them and for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E.                                      awarding, the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

F.                                      granting plaintiff and the other members of the class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810) 919 North Market Street, Suite 1401 P.O. Box 1070 Citizens Bank Center Wilmington, Delaware 19801 (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

BULL & LIFSHITZ, LLP
18 East 41st Street
New York, NY10017